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                                                                       EXHIBIT 2

                           UNITED STATES OF AMERICA
                                  Before the
                      SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No.

ADMINISTRATIVE PROCEEDING
File No.

--------------------------------
In the Matter of               :          ORDER INSTITUTING PUBLIC
                               :          ADMINISTRATIVE PROCEEDINGS
                               :          PURSUANT TO SECTION 21C OF
BISCO INDUSTRIES, INC.         :          THE SECURITIES EXCHANGE ACT OF
                               :          1934, MAKING FINDINGS, AND
                               :          IMPOSING A CEASE-AND-DESIST
                               :          ORDER
                               :
         Respondent.           :          ------------------------------
--------------------------------

                                      I.

     The Securities and Exchange Commission ("Commission") deems it appropriate that public administrative proceedings be, and hereby are, instituted pursuant to Section 21C of the Securities Exchange Act of 1934 ("Exchange Act") against Bisco Industries, Inc. (hereinafter "Bisco").

                                      II.

     In anticipation of the institution of these administrative proceedings, the Respondent has submitted an Offer of Settlement (hereinafter the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission or in which the Commission is a party, and without admitting or denying the findings set forth herein, Respondent consents to the entry of this Order Instituting Public Administrative Proceedings Pursuant to Section 21C of the Exchange Act of 1934, Making Findings, and Imposing A Cease-and-Desist Order (hereinafter the "Order").


                              Page 13 of 18 Pages

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                                     III.

     On the basis of this Order and the Respondent's Offer, the Commission makes the following findings:

     A.  Summary
         -------

     This matter arises under Rule 10b-13 of the Exchange Act, which prohibits, among other things, any person who makes a cash tender offer for an equity security from, directly or indirectly, purchasing that security otherwise than pursuant to its tender offer.

     Bisco, a privately-held, California-based company engaged in the business of distributing fasteners and electronic components, violated Rule 10b-13 of the Exchange Act by, directly and indirectly, purchasing 336,100 shares of Family Steak Houses of Florida, Inc. ("Family Steak") during the pendency of a cash tender offer it had made for Family Steak.

     Bisco purchased Family Steak shares in two market purchases and one off the market transaction. These purchases were made in Bisco's own account and in the account of Bisco's owner and president. The last and largest purchase, executed on May 19, 1997, was a purchase for Bisco's own account. In that transaction, Bisco purchased 330,800 shares -- approximately 3% of the total outstanding shares of family Steak -- in a privately-negotiated transaction with a Family Steak investor.

     B.  Respondent
         ----------

     During all relevant times, Bisco was a privately-held company incorporated in Illinois in 1974, engaged in the distribution of fasteners and electronic components. The company's principal place of business is located in Orange, California.

     C.  Facts
         -----

         1.  Bisco's Tender Offer for Family Steak
             -------------------------------------

     On March 6, 1997, Bisco filed with the Commission a tender offer on
Schedule 14D-1 in which the company offered to purchase up to 2,600,000 shares of Family Steak at $0.90 per share in cash (the "Tender offer"). Family Steak is a Florida corporation that owns a chain of 25 restaurants in Florida operating under the name "Ryan's Family Steak House." The Tender Offer was originally scheduled to expire an April 4, 1997. However, that date was extended several times and, eventually, the offer was extended to October 30, 1997.

                              Page 14 of 18 pages
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     Bisco's Tender Offer was conditioned on, among other things, its determination that the Florida Control Share Act ("Control Act") -- which removes the voting rights from all shares purchased pursuant to a "control share acquisition" -- was inapplicable to the shares purchased pursuant to the Tender Offer./1/ On March 19, 1997, the Board of Directors of Family Steak announced that it recommended that shareholders reject the Tender Offer. The Family Steak Board also refused to confer voting rights on shares that Bisco purchased in the Tender Offer. In fact, the Board passed a "Rights Agreement" on March 18,
1997, designed to serve as a "poison pill" to deter Bisco's Tender Offer. As a further anti-takeover measure, the Board of Family Steak adopted new corporate bylaws that made changes in corporate control more difficult.

     In response to Family Steak's actions, Bisco filed a consent solicitation statement on April 30, 1997, for shareholder consents to nullify the poison pill, repeal the new bylaws, and amend Family Steak's existing bylaws to waive the applicability of the Control Act to the Tender Offer. Bisco, however, did not receive enough shareholder consents to waive the applicability of the Control Act. As a result, Bisco filed an amended Schedule 13D on July 24, 1997, disclosing that on that day, it had made a written demand to Family Steak for a special meeting of shareholders to vote in directors who would confer voting rights on shares that Bisco purchased in the Tender Offer.

     On September 26, 1997, approximately one month before its Tender Offer was to expire, Bisco announced it was withdrawing its offer. As a result, Bisco did not purchase any of the 2,237,548 shares that had been tendered into its offer as of that date.

         2.  Bisco's Purchase of 336,100 Shares of
             Family Steak Outside the Tender Offer
             -------------------------------------

     Bisco, directly and indirectly, purchased Family Steak common stock during the pendency of its Tender Offer. These purchases were done both in and off the market. Bisco's

______________
     /1/ Under the Control Act, Bisco could not obtain voting rights for its shares purchased in the Tender Offer unless either (1) the Family Steak Board of Directors agreed to confer voting rights on those shares, or (2) a majority of Family Steak's disinterested shareholders waived the applicability of the Control Act to control share acquisitions of shares of the Company.

                              Page 15 of 18 pages
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president decided to purchase Family Steak stock on these occasions in order to increase Bisco's holdings in Family Steak./2/

     On April 7, 1997, Bisco's president purchased 5,000 shares of Family Steak for his own account in the NASDAQ market for $0.75 per share. On April 9, 1997, Bisco's president purchased another 300 shares in the NASDAQ market for his own account for $0.75 per share.

     The third purchase of Family Steak common stock outside the Tender Offer, executed on May 19, 1997, was substantially larger than the two earlier transactions. On that day, Bisco purchased 330,800 shares of Family Steak (totaling approximately 3% of all outstanding shares), at $0.90 a share. This purchase was made in a privately-negotiated transaction with a large Family Steak shareholder and was executed away from the market./3/

     The shareholder was aware of the existing Tender Offer and approached Bisco's president in April 1997, to determine whether Bisco was interested in purchasing his shares of Family Steak. During a dinner meeting in Phoenix, Arizona, which was arranged to gain the shareholder's support of Bisco's efforts to acquire Family Steak, the shareholder told Bisco's president that he did not want to wait until the Tender Offer closed to sell his shares because he had another business opportunity for which he immediately needed cash.

     Bisco's president consulted the company's securities counsel about the possible transaction with the large Family Steak shareholder. After being advised that the transaction could be completed, Bisco purchased the shares. This transaction, and the transactions in the NASDAQ market noted above (concerning which Bisco did not consult counsel), were reported timely by Bisco in its Schedule 13D filings with the Commission.

     D.   Violations
          ----------

     Rule 10b-13 of the Exchange Act prohibits, among other things, any person who makes a cash tender offer for any equity security from, directly or indirectly, purchasing, or making any arrangement to purchase, any such security otherwise than pursuant to the tender offer. The prohibition on purchases extends from the time the tender offer is publicly announced
____________________
    /2/ Bisco's president had the sole power to vote and dispose of the shares he owned individually and the sole power to vote and dispose of the shares Bisco owned.

    /3/ At the time of this purchase, approximately 2.2 million shares had been tendered into Bisco's Tender Offer.

                              Page 16 of 18 pages
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until the expiration of the period during which securities tendered pursuant to the tender offer may, by the terms of such offer (or the terms of any extension of the offer), be accepted or rejected. The purpose of Rule 10b-13 is, inter
                                                                        -----
alia, to safeguard the interests of persons who have tendered their securities
----
in response to a tender offer.  See Exchange Act Release No. 8712, October 8,
                                ---
1969 (adopting release).

     Bisco's direct and indirect purchases of 336,100 shares of Family Steak outside its Tender Offer violated Rule 10b-13 of the Exchange Act. Bisco's purchases did not comply with the unambiguous terms of Rule 10b-13 and unfairly treated those Family Steak shareholders who had tendered into Bisco's offer by conferring a number of special benefits to those shareholders who sold to Bisco outside the Tender Offer.

     First, those who tendered into Bisco's Tender Offer were subjected to the risk, which became a reality on September 26, 1997, that Bisco would withdraw its offer and not buy any of their shares. Those who sold to Bisco outside the Tender Offer faced no such risk.

     Second, those who tendered into Bisco's offer had to await the outcome of the tender offer or withdraw their tendered shares. Those who sold to Bisco outside the Tender Offer, however, received immediate cash for their stock early in the Tender Offer.

     Third, Bisco conferred a financial benefit upon the large Family Steak shareholder that it did not confer upon any other shareholder. The two purchases Bisco made outside the Tender Offer in the NASDAQ market were executed at market price which, at the time, was below the Tender Offer price of $0.90 a share./4/ Bisco's purchase of 330,800 shares from the large Family Steak shareholder, however, was done at the Tender Offer price of $0.90 which, at a time, was $0.09 above Family Steak's market price. As a result, Bisco paid this investor a $0.09 a share premium over the market price for his stock, something it did not do for any other Family Steak shareholder.

     Fourth, even though Bisco withdrew its Tender Offer on September 26, 1997, during the pendency of the Tender Offer, those who had tendered into Bisco's offer were subject to the risk of proration. Those who sold to Bisco outside the Tender

____________
     /4/ Family Steak only closed above $0.90 a share on 10 of the 144 days the Tender Offer was open. The stock reached a high of $1.00 on March 7, 1997, the day after the Tender Offer was made. After that, the price only closed above $0.90 a share on nine days, all in March 1997, closing at $0.90625 seven times and $0.9375 twice.

                              Page 17 of 18 pages
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Offer, however, were not.  Finally, Bisco's purchases allowed it to raise its own position in Family Steak to over 1,000,000 shares, creating the potential that Bisco would need to purchase fewer shares through its Tender Offer.

                                      IV.

     Based on the foregoing, the Commission deems it appropriate to accept the Respondent's Offer and to impose a Cease-and-Desist Order as specified in the Offer.

     Accordingly, IT IS HEREBY ORDERED, pursuant to Section 21C of the Exchange Act, that Bisco cease-and-desist from committing or causing any violation, and any future violations, of Rule 10b-13 of the Exchange Act.

By the Commission.

                                                     _________________________
                                                     Jonathan G. Katz
                                                     Secretary


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                              Page 18 of 18 pages